April 5, 2006

VIA FACSIMILE (202) 772-9210

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
United States Securities & Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	SYS Form 10-KSB for the Fiscal Year Ended June 30, 2005
Filed September 28, 2005
Form 10-Q for the Quarterly period Ended December 31, 2005
Filed February 14, 2006
File No. 1-32397

Dear Mr. Skinner:

This letter has been prepared in response to the comment contained in your letters of March 10, 2006 and February 21, 2006 with regard to the above-referenced report on Form 10-KSB and Form 10-Q. This comment is addressed, below:

Form 10-Q for the Quarterly Period ended December 31, 2005

Item 1. Financial Statements

Note 10. Acquisitions

1. We have read your response to prior comment number 1 and do not believe that you have adequately addressed our concerns. Please explain to us, as requested in the previous comment, why you have allocated a relatively immaterial amount to customer-related intangibles and technology considering your disclosure indicating that the purpose of the transaction was to expand your products and customer base. You response should explain, in detail, why there is little value assigned to assets that would reflect your stated objectives for the transaction. We may have further comment.

Response

Discussion

The disclosure in our Form 10-Q states that “we are selectively acquiring businesses and technologies that complement and enhance our existing businesses and that will allow us to broaden our customer base” (Form 10-Q, p.21). Our intent was to convey the message that with these enhanced capabilities we are able to pursue a broader cross section of the Department of Defense (DoD), Department of Homeland Security (DHS) and other government markets as our primary objective and that the addition of new customers from the acquisition is a secondary objective. In many cases, we won’t be able to pursue the acquired company’s customers with our overall SYS solutions and further, both cVideo and Logic operate in industries where they often sell through distributors and don’t often have customer specific contracts.

An additional attribute of this strategy is that “we expect that this operating strategy will continue and we also expect that with the expanded capabilities that we’ve acquired, together with our existing capabilities that we will be able to bid on larger government contracts and programs” (Form 10-Q, p.21). Key to this strategy is that SYS has already developed or acquired certain other core capabilities where we can then “plug-in” some of the assets from a cVideo or Logic. That being said, each of these companies has separate stand alone value and that is what we’ve endeavored to evaluate in our purchase allocation process.

In the case of both Logic Innovations and cVideo, our strategy is then threefold:

(i)
To take their respective product offerings “together with other SYS owned technologies, products and expertise” to deliver into the DoD, DHS and other governmental agencies. SYS already has an existing customer base in these markets whereas the acquired companies did not have any presence and they would not have been able to develop access to these customers without being aligned with SYS. This allows SYS to provide a more complete solution to our customers and furthers our ability to pursue a broader set of government program opportunities. Further, the phrase “together with other SYS owned technologies, products and expertise” are critical to this strategy. Simply having the cVideo or Logic products to sell into these customers is not enough by themselves. However, when offered together with a larger “solution” approach from SYS which incorporates sensors and sensor related technologies, decision support tools, systems engineering expertise and program management it is this total solution capability that creates the compelling business opportunities, not one-off product sales;

(ii)
Provide SYS access to a set of customers within the Logic and cVideo markets where we might ultimately have the potential to offer other SYS capabilities. However, in this respect only a limited portion of those customer segments would be applicable for such purposes and we’re really referring to a customer base in general and finally;

(iii)
Broaden the overall base of SYS business as we deploy our strategy of developing a revenue mix consisting of our core services business enhanced by products based offerings and to expand the base of our business into additional non-DoD government agencies and municipalities as well as to the industrial and commercial markets.

These transactions referred to in Note 10 were accounted for using the purchase method in accordance with SFAS No. 141, Business Combinations, whereby the net tangible and intangibles assets acquired and liabilities assumed were recognized at their fair market values at the date of acquisition, based on estimates made by management which were based on a consistent approach we’ve used in prior acquisitions and relying on specific accounting literature used for guidance as outlined below.

These estimates were based on a combination of factors including, but not limited to, our familiarity with the acquired businesses, their respective industries and customers and how these product offerings will be utilized by SYS in the future. In addition to SFAS No. 141 management considered the FASB Interpretation No. 4, Applicability of FASB Statement No.2 to Business Combinations Accounted for by the Purchase Method and the AICPA Practice Aid, “Assets Acquired in a Business Combination to Be Used in Research and Development Activities.”

SYS management has developed purchase price methodologies for determining asset values utilizing generally accepted valuation practices including income approaches, market approaches and cost approaches depending on the facts and circumstances and we use the approach that we deem most appropriate given the nature of the asset. These methodologies have been consistently applied for all of the transactions completed to date all of which have been reviewed by our auditor’s valuation professionals.

Analysis

The following is our analysis by acquisition regarding our allocation of a “relatively immaterial” amount to customer-related intangibles and technology:

Logic Innovations, Inc. (“Logic”)

Logic is a privately held, San Diego-based provider of solutions that ensure the fast and efficient delivery of digital audio, video and data to the broadcasting, communications and consumer electronics industries.

The allocations for technology and customers are as follows:

Intangible	Preliminary Value (10Q)	Valuation (1)	Life
Technology	$200,000	$109,944	5
Customer relationships	$100,000	$56,352	5
Trade name	$100,000	$38,134	5

(1) These numbers will be in the third quarter 10-Q, which will be updated.

Note that for the second quarter ended December 31, 2005, the amount of amortization expense charged was $9,374 based on the preliminary values and the amount based on the valuation would have been $5,963.

Technology-Based:

Logic Innovations primarily uses off the shelf components with the exception of the printed circuit boards and firmware coding. Logic has developed a core set of products that are often modified or customized via software features and functionalities depending on the end-user requirements. Logic does not currently have any filed or issued patents in regards to this technology.

The Company has estimated identifiable revenue streams associated with three different types of technologies as well as an estimated cash flow that will be generated for the execution of these future revenues. The three types of technologies are as follows: existing technology, in process research and development (“IPR&D”) and future technology. Existing technology is defined as completed technology which is already in the market generating revenue. IPR&D is defined as R&D that is still in process at the time of the acquisition for new non-sustaining technology, which will be completed at a future date. Future technology is defined as technology, which has not begun research.

For this analysis, the existing technology and IPR&D estimated revenue streams are discounted in order to estimate the present value of the acquired technology or IPR&D at the time of acquisition. A discounted cash flow calculation has several key assumptions; the more significant assumptions that affect the estimated value of the technology and IPR&D are discussed below:

•
Technology Valuation - Based on input from Logic’s management, the existing technology revenue stream accounts for approx. 70% of total FY 2006E revenue and decays to 10% in FY 2010. Existing technology cash flows are derived from these revenue streams and we discount the cash flow streams to estimate the present value of the technology.

•
Discount Rate - The discount rate to apply to the estimation of the tax amortization benefit should be specific to the intangible assets that are being valued. Accordingly, the rate should be reflective of the related risks for the intangible assets. To estimate an appropriate discount rate, we applied a build-up method.

Based on this analysis, SYS believes that the technology has value and as such recorded a preliminary value of approximately $200,000 and a valuation of $109,944.

While we determined in the case of Logic that there was, in fact, specific IPR&D projects in process at the acquisition date we also determined that the present value of the “estimated costs to complete” those projects largely offset the amount that would otherwise have been separately identified and capitalized as of the acquisition date leaving a value of IPR&D of approximately $5,000 which we considered immaterial for purposes of any write-off of IPR&D.

Customer-Related:

In approaching the customer-related intangible assets, we needed to assess whether there were identifiable contractual/legal arrangements or separable customer lists and non-contractual customer relationships that could be valued. A customer base, on the other hand, does not meet the criteria for recognition apart from goodwill because the FASB believes that a customer base represents a group of customers that are not known or identifiable to the enterprise (Statement 141, pars.A17, B165).

Logic generates revenue primarily through customers in the following sectors: cable, satellite, broadcast, communications and consumer electronics markets. Logic also sells to resellers in these channels. Many of the customers of Logic Innovations are distributors or systems integrators that resell the company’s products based on their end customer specifications that in many cases are dictated independently by the end user.

Customer relationships have an impact on Logic’s revenues and these customers may upgrade to new products and technologies. In assessing the preliminary value of these customer relationships, we took several factors into consideration:

•	Most sales are to distributors and systems integrators rather than end users
•	Lack of exclusive arrangements with distributors
•	The customer relationships are mostly non-contractual with no fixed term
•	Many transactions are “one-off’ direct sales where the customer buys product one time with no follow-on business

Based on these factors, together with the evolving nature of Logic’s products and markets we determined that the composition of Logic’s customers had begun to change and would likely continue to change as the company begins to pursue newer distance learning markets and the government/DoD markets. Further, we reached the conclusion that there was not likely to be much opportunity for SYS to sell its broader set of capabilities into the current Logic customer base.

Based on input from Logic’s management we determined that approximately 25% of future Logic revenues would come from their existing customer relationships. Accordingly, we prepared an preliminary estimate of revenue streams and cash flows from these customers utilizing certain assumptions regarding decay rates and discount rates which yielded a preliminary valuation of $100,000 and a valuation of $56,352.

cVideo, Inc. (“cVideo”)

cVideo, is a San Diego based provider of interactive video and information analysis products for business surveillance and security applications. Over the past, year and a half, cVideo has been in the market trying to raise capital and or attempting to be acquired. During this period their business suffered which had a direct impact on our assessment of their purchase price and of the value of their customers as well as their products and technology.

SYS essentially paid for the business by assuming its existing liabilities and with some future earnout potential and SYS anticipates their future business to be inextricably tied to the overall solutions being provided by SYS rather than as a standalone business.

The allocations for technology and customers are as follows:

Intangible	Preliminary value (10Q)	Valuation(1)	Life
Technology	$200,000	$52,699	5
Customers	0	$8,424	5
Other assets	$22,000	$0	N/A

(1) These numbers will be in the third quarter 10-Q, which will be updated.

Note that for the second quarter ended December 31, 2005, the amount of amortization expense charged was $3,333 based on the preliminary values and the amount based on the valuation would have been $1,018.

Technology-Based:

cVideo uses predominantly off the shelf digital video components and also sources its video analytic software from a third party. In prior years, the company had expended some money in integrating the products together but has not recently upgraded or expanded its integration of the products and much of the company’s products will need to be enhanced and adapted to specific customer environments.

cVideo does have an issued patent for codec video compression technology which allows for some market discrimination due to the higher quality and lower bandwidth required however, newer technologies are rapidly mitigating the marketability of this capability and accordingly we didn’t deem the value of the patent to be significant.

cVideo has estimated identifiable revenue streams associated with three different types of technologies as well as an estimated cash flow that will be generated for the execution of these future revenues. The three types of technologies are as follows existing technology, in process research and development (“IPR&D”) and future technology. Existing technology is defined as completed technology which is already in the market generating revenue. IPR&D is defined as R&D that is still in process at the time of the acquisition for new non-sustaining technology, which will be completed at a future date. Future technology is defined as technology, which has not begun research.

For this analysis, the existing technology and IPR&D estimated revenue streams are discounted in order to estimate the present value of the acquired technology at the time of acquisition.

Key Assumptions:

A discounted cash flow calculation has several key assumptions; the more significant assumptions that affect the estimated value of the technology are discussed below:

•
Technology Valuation - Based on input from cVideo’s management, the existing technology revenue stream accounts for 100% of total FY 2006E revenue and decays to approx. 30% in FY 2010. At the time of the acquisition, there was no IPR&D. Existing technology cash flows are derived from these revenue streams and we discount the cash flow streams to estimate the present value of the technology.

•
Discount Rate - The discount rate to apply to the estimation of the tax amortization benefit should be specific to the intangible assets that are being valued. Accordingly, the rate should be reflective of the related risks for the intangible assets. To estimate an appropriate discount rate, we applied a build-up method.

Based on this analysis, SYS believes that the technology has value and as such recorded a preliminary value of $200,000 and a valuation of $52,699.

Customer-Related:

In approaching the customer-related intangible assets, we needed to assess whether there were identifiable contractual/legal arrangements or separable customer lists and non-contractual customer relationships that could be valued. A customer base, on the other hand, does not meet the criteria for recognition apart from goodwill because the FASB believes that a customer base represents a group of customers that are not known or identifiable to the enterprise (Statement 141, pars.A17, B165).

The DVR industry is very fragmented with individual systems suppliers having insignificant market share or penetration into the customer base. At the time of acquisition and previous to the acquisition cVideo had been in a state of financial distress for approximately 12 to 24 months. This financial distress has strained relationships with distributors and customers alike.

Customers were not attributed any value for several reasons. These are:

•	Sales to distributors rather than end users
•	Lack of exclusive arrangements with distributors
•	Many transactions are “one-off’ direct sales where the customer buys product one time with no follow-on business
•	Market fragmentation
•	Acrimonious customer relationship brought on by cVideo financial distress

Many of the customers of cVideo are distributors that resell the company’s products based on their end customer specifications that in many cases are dictated independently by the end user.

Many of these distributors carry a broad line of different manufacturer’s digital video recording products and do not have exclusive relationships with any one manufacturer.

In the case of cVideo in particular, it is the SYS customer base that offers the greatest opportunities for sales and growth of the cVideo based business as we incorporate these video surveillance capabilities into our total systems solutions. Accordingly, no value was assigned to the value of the cVideo customer base.

Conclusion

We could have chosen better words to describe the purpose of the transactions and to more clearly explain how these acquisitions fit into the overall SYS strategy (i.e. how these acquisitions fit into both our customer and technology base as opposed to the value of the standalone acquired company’s customer base). However, we believe that we have accounted for the intangibles consistently with our objectives for the transaction. We would like to request that we include more clarifying disclosure in future filings. An example of the disclosure we will contain in future filings, in order to clarify our primary and secondary objectives, is the following:

With these enhanced capabilities we are able to pursue a broader cross section of the Department of Defense (DoD), Department of Homeland Security (DHS) and other government markets as our primary objective and that the addition of new customers from the acquisition is a secondary objective. In many cases, we won’t be able to pursue the acquired company’s customers with our overall SYS solutions and further, both cVideo and Logic operate in industries where they often sell through distributors and don’t often have customer specific contracts.

Thank you for your time and consideration. If you have any questions, please let me know.

Very truly yours,

SYS

By:    /s/ Edward M. Lake
        Edward M. Lake
        Chief Financial Officer